NO ACT

PE
5-28-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011698

Received SEC

JUL 14 2009

Washington, DC 20549

July 14, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/14/09

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: FedEx Corporation
Incoming letter dated May 28, 2008

Dear Mr. Molinet:

This is in response to your letters dated May 28, 2009 and June 18, 2009 concerning the shareholder proposal submitted to FedEx by the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated June 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd., Ninth Floor
Chicago, IL 60661

July 14, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FedEx Corporation
Incoming letter dated May 28, 2009

The proposal urges the board to establish an independent committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which FedEx relies.

Sincerely,

Raymond Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com

FedEx.
Corporation

VIA FEDEX EXPRESS

June 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to Report on Compliance with Laws Governing Proper Classification of Employees and Independent Contractors**

Ladies and Gentlemen:

The purpose of this letter is to respond to the letter dated June 12, 2009 (attached hereto as Exhibit A), from the Marco Consulting Group ("MCG") on behalf of the Trowel Trades S&P 500 Index Fund (the "Proponent"), relating to the stockholder proposal and supporting statement (the "Stockholder Proposal") submitted by the Proponent for inclusion in our proxy statement and form of proxy for the 2009 annual meeting of our stockholders (the "2009 Proxy Materials"). We have previously delivered a letter, dated May 28, 2009 (attached hereto as Exhibit B), to the staff of the Division of Corporation Finance (the "Staff") requesting that the Staff agree that we may exclude the Stockholder Proposal from our 2009 Proxy Materials. In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and its exhibits and simultaneously providing a copy of this letter and its exhibits to the Proponent and to MCG.

The Stockholder Proposal requests the preparation of a report on our compliance with the laws governing classification of employees and independent contractors. As noted in our previous letter, in a recent no-action letter involving substantially the same proposal submitted by the same proponent to another company, the Staff determined that the proposal was excludable under Rule 14a-8(i)(7), as relating to that company's ordinary business operations (*i.e.*, the conduct of its legal compliance program). *Lowe's Companies, Inc.* (Mar. 12, 2008). MCG attempts to distinguish the *Lowe's* no-action letter on the basis that at the time of the determination Lowe's did not happen to be defending any lawsuits or other proceedings involving the subject matter of the proposal. In support of this irrelevant distinction, MCG cites the Staff's determination in *Beazer Homes USA, Inc.* (Nov. 30, 2007) for the inaccurate proposition that the mere existence of related lawsuits or other proceedings precludes application of the ordinary business exclusion under Rule 14a-8(i)(7).

We believe that the Staff denied the *Beazer Homes* no-action request not because Beazer Homes faced investigations and litigation involving the subject matter of the proposal, but because the subject matter of that proposal was a "sufficiently significant social policy issue" that "transcended the day-to-day business matters" of Beazer Homes and every other company that originated residential mortgage loans: subprime and predatory lending practices. Our belief is supported by the Staff's consistent denial of other Rule 14a-8(i)(7) no-action requests to exclude proposals involving subprime or predatory lending practices — irrespective of whether the company at issue was defending against related litigation. *See, e.g., JPMorgan Chase & Co.* (Mar. 4, 2009); *Bank of America Corporation* (Feb. 26, 2009); *Cash America International, Inc.* (Feb. 13, 2008); and *Conseco, Inc.* (Apr. 5, 2001).

As discussed in our previous letter, the Staff has consistently allowed the exclusion of proposals, such as the Stockholder Proposal, that relate to a company's compliance with laws — irrespective of whether the company at issue was defending against related litigation. Not only does the litigation against FedEx involving the subject matter of the Stockholder Proposal — our compliance with laws governing the proper classification of our workforce — not somehow turn an ordinary legal compliance issue into a "significant social policy issue," but it also provides us with another basis upon which to seek to exclude the Stockholder Proposal from our 2009 Proxy Materials under the ordinary business exclusion of Rule 14a-8(i)(7). Namely, as discussed in our previous letter, precisely because of such litigation, the Stockholder Proposal deals with another subject matter that falls directly within the scope of our day-to-day business operations (in addition to the conduct of our legal compliance program): our litigation strategy. As evidenced by the no-action letters cited in our previous letter, the Staff has consistently taken the position that a company's litigation strategy is a matter of ordinary business operations and thus permitted the omission under Rule 14a-8(i)(7) of stockholder proposals regarding litigation issues.

For the reasons set forth in our previous letter and herein, we again respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2009 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Robert T. Molinet

Attachments

cc: Trowel Trades S&P 500 Index Fund c/o
Jake McIntyre
Assistant to the Secretary-Treasurer
International Union of Bricklayers and Allied Craftworkers
620 F Street NW
Washington, DC 20004
Fax: 202-347-7339

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
Trustee of the Trowel Trades S&P 500 Index Fund
411 W. Lafayette
Detroit, MI 48226
Fax: 313-222-7170

Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd., Ninth Floor
Chicago, IL 60661
E-mail: *Kinczewski@marcoconsulting.com*
Fax: 312-575-9840

[781350]

THE MARCO
CONSULTING
GROUP

EXHIBIT A

June 12, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
OVERNIGHT DELIVERY

RE: FedEx Corporation—Omission of Stockholder Proposal Relating to Report on Compliance With Laws Governing Proper Classification of Employees and Independent Contractors

Dear Ladies and Gentlemen:

We are writing on behalf of the Trowel Trades S&P 500 Index Fund ("the Proponent") in response to the May 28, 2009, letter from FedEx Corporation ("the Company") requesting that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission ("the Commission") if the Company excludes from the Company's proxy materials for its 2009 annual meeting the Proponent's proposal requesting that the Board of Directors establish an independent committee to prepare a report to shareholders concerning proper classification of employees and contractors in compliance with state and federal laws ("the proposal"). For the reasons stated below, we respectfully request that the Commission dismiss the Company's no-action letter.

Six copies of this letter are enclosed and another copy has been sent to the Company.

The Company's May 28, 2009 letter asserts the proposal can be excluded on two grounds:

--the proposal deals with matters relating to ordinary business operations; and
--the proposal relates to the redress of a personal claim or grievance against the Company and its directors.

The Proponent respectfully submits that neither of these arguments is valid for the following reasons.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Proposal Does Not Concern Ordinary Business

The Company's conclusions that the proposal is an attempt to micro-manage the Company's ordinary business and how it will conduct litigation are unsupported by any language in the proposal. To the contrary, this proposal concerns significant public policy issues which are particularly relevant to this Company, in light of the Company's below-detailed involvement with litigation and regulatory actions pertaining to the policy issues.

Quite simply, the proposal is a good faith attempt to encourage the Company to better inform its shareholders as to how the Company is treating significant policy issues. As the proposal's supporting statement points out, misclassification by unscrupulous companies creates an uneven playing field for enterprises that play by the rules, since misclassifying companies evade payment of Social Security, payroll taxes, and workers compensation premiums. Misclassification has a broader deleterious effect, as it undermines the finances of federal, state, and local governments. In fact, a federal government study of the effects of misclassification on government revealed that the federal government alone is improperly denied over $3.3 billion in tax revenue every year – and the revenue gap has almost certainly grown in the years since that survey was conducted. A more recent University of Missouri-Kansas City study of misclassification in Illinois showed that the misclassification crisis is becoming more serious every year, with a 55% increase in the misclassification rate from 2001-2005. The federal General Accounting Office is in the process of producing a report which will detail the current cost to the federal government of the misclassification crisis.

Because of the increasing attention to the misclassification crisis, state and federal legislators are introducing bills, such as the federal Taxpayer Responsibility, Accountability, and Consistency Act, which seek to crack down on rampant misclassification. These new bills are likely to result in increased penalties for misclassification, and will shine a brighter light on companies allegedly engaging in misclassification.

The Company's ordinary business argument relies heavily on the no-action letter at *Lowe's Companies, Inc.* (Mar. 12, 2008). That decision, however, is distinguishable from this case because Lowe's was not the subject of investigations or allegations of violations of the subject matter of the proposal. The Commission has *not* allowed exclusion of shareholder proposals that raised significant policy issues when the company receiving the proposal was the subject of such investigations or allegations. See, *e.g., Beazer Homes USA, Inc.* (November 30, 2007) (proposal requesting board prepare a report evaluating the company's mortgage practices when the company was the subject of several regulatory, federal, SEC and internal investigations relating to its mortgage origination business).

Here, the Company admits it is the subject of a substantial number of such investigations and allegations. See pages 5-6 of the Company's May 28, 2009 letter. In fact, the Company is currently defending approximately 50 class action lawsuits – nearly half of which have seen the plaintiffs certified as a class – pertaining to its alleged misclassification of employees, and faces potential losses of over $1 billion in damages. Moreover, the Company is currently subject to approximately 40 state regulatory actions concerning tax and related compliance issues stemming from its alleged misclassification of employees, and a recent IRS audit tentatively concluded that the Company's FedEx Ground drivers had been misclassified as independent contractors rather than as employees. *Bloomberg* has reported that the Company's liability for unpaid payroll tax could reach $2.5 billion.

In short, the Company is subject to multiple high-profile investigations and allegations concerning alleged misclassification of employees, and consequently this case is readily distinguishable from *Lowe's*. Under the principles laid out in *Beazer Homes*, the Commission should dismiss the Company's request for no-action relief.

The Proposal Does Not In Any Way Relate to a Personal Claim Or Grievance

The Company's other argument for exclusion is that the proposal "relates to the redress of a personal claim or grievance against the company or any other person."

This argument is based on the fact that the Proponent is an investment fund available only to the pension plans of the International Union of Bricklayers and Allied Craftworkers and that in June, 2008, the Western Pennsylvania Bricklayers Pension Fund ("WPBPF") filed a shareholder derivative lawsuit against the Company, asserting various claims alleging misclassification of FedEx Ground's owner-operators as independent contractors.

In a leap that is more impressive for its length than its logic, the Company then concludes on page 6 of its May 28, 2009 letter: "The Proponent is therefore **effectively** involved in an ongoing lawsuit against us and our directors regarding the very issue raised by the Stockholder Proposal." (Emphasis supplied.)

This argument ignores the obvious legal status of the Proponent and the WPBPF--they are two completely separate legal entities and only the WPBPF is a party to the litigation against the Company.

It also ignores the more subtle fact that that while all investors in the Proponent are benefit plans of the International Union of Bricklayers and Allied Craftworkers, not all benefit plans of the International Union of Bricklayers and Allied Craftworkers are investors in the Proponent. Attached hereto as Exhibit A is a letter dated June 9, 2008, from the Trustee of the Proponent establishing that the WPBFP invested in the Proponent on February 4, 2003, but terminated that investment on December 2, 2005. Thus any relationship between the Proponent and the WPBPF was severed two-and-half years before the WPBPF filed its litigation against the Company and nearly three-and-half years before Proponent filed the proposal.

Conclusion

For the foregoing reasons, the Proponent urges the Commission not to grant the Company the no action relief it seeks in its January 14, 2008 letter

As requested, the mailing address for the Trustee of the fund is:

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
Trustee of the Trowel Trades S&P 500 Index Fund
411 W. Lafayette MC 3431
Detroit, MI 48226

Please contact me with any questions. My direct line is 312-612-8452. My e-mail is Kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosures
cc: Robert T. Mollinet
FedEx Corporation
Corporate Vice President
Securities and Corporate Law
942 South Shady Grove Road
Memphis, TN 38120

June 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: FedEx Corporation—Omission of Stockholder Proposal Relating to Report on Compliance with Laws Governing Proper Classification of Employees and Independent Contractors

Ladies and Gentlemen:

The purpose of this letter is to respond to the claim in FedEx's letter of May 28, 2009 seeking a no action letter to exclude the shareholder proposal file by the Trowel Trades S&P 500 Index Fund (the "Fund") on the grounds that the Fund is "effectively involved in an ongoing lawsuit" against FedEx because such a lawsuit has been filed by the Western Pennsylvania Bricklayers Pension Fund.

In our capacity as Trustee of the Fund we have checked our records and have found that the Western Pennsylvania Bricklayers Pension Fund invested in the Fund on February 4, 2003, and it terminated its investment in the Fund on December 2, 2005.

Sincerely,

Cheryl A. Derezinski

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Exhibit A

THE MARCO
CONSULTING
GROUP

June 12, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
OVERNIGHT DELIVERY

RE: FedEx Corporation—Omission of Stockholder Proposal Relating to Report on Compliance With Laws Governing Proper Classification of Employees and Independent Contractors

Dear Ladies and Gentlemen:

We are writing on behalf of the Trowel Trades S&P 500 Index Fund ("the Proponent") in response to the May 28, 2009, letter from FedEx Corporation ("the Company") requesting that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission ("the Commission") if the Company excludes from the Company's proxy materials for its 2009 annual meeting the Proponent's proposal requesting that the Board of Directors establish an independent committee to prepare a report to shareholders concerning proper classification of employees and contractors in compliance with state and federal laws ("the proposal"). For the reasons stated below, we respectfully request that the Commission dismiss the Company's no-action letter.

Six copies of this letter are enclosed and another copy has been sent to the Company.

The Company's May 28, 2009 letter asserts the proposal can be excluded on two grounds:

--the proposal deals with matters relating to ordinary business operations; and
--the proposal relates to the redress of a personal claim or grievance against the Company and its directors.

The Proponent respectfully submits that neither of these arguments is valid for the following reasons.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE

550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Proposal Does Not Concern Ordinary Business

The Company's conclusions that the proposal is an attempt to micro-manage the Company's ordinary business and how it will conduct litigation are unsupported by any language in the proposal. To the contrary, this proposal concerns significant public policy issues which are particularly relevant to this Company, in light of the Company's below-detailed involvement with litigation and regulatory actions pertaining to the policy issues.

Quite simply, the proposal is a good faith attempt to encourage the Company to better inform its shareholders as to how the Company is treating significant policy issues. As the proposal's supporting statement points out, misclassification by unscrupulous companies creates an uneven playing field for enterprises that play by the rules, since misclassifying companies evade payment of Social Security, payroll taxes, and workers compensation premiums. Misclassification has a broader deleterious effect, as it undermines the finances of federal, state, and local governments. In fact, a federal government study of the effects of misclassification on government revealed that the federal government alone is improperly denied over $3.3 billion in tax revenue every year – and the revenue gap has almost certainly grown in the years since that survey was conducted. A more recent University of Missouri-Kansas City study of misclassification in Illinois showed that the misclassification crisis is becoming more serious every year, with a 55% increase in the misclassification rate from 2001-2005. The federal General Accounting Office is in the process of producing a report which will detail the current cost to the federal government of the misclassification crisis.

Because of the increasing attention to the misclassification crisis, state and federal legislators are introducing bills, such as the federal Taxpayer Responsibility, Accountability, and Consistency Act, which seek to crack down on rampant misclassification. These new bills are likely to result in increased penalties for misclassification, and will shine a brighter light on companies allegedly engaging in misclassification.

The Company's ordinary business argument relies heavily on the no-action letter at *Lowe's Companies, Inc.* (Mar. 12, 2008). That decision, however, is distinguishable from this case because Lowe's was not the subject of investigations or allegations of violations of the subject matter of the proposal. The Commission has *not* allowed exclusion of shareholder proposals that raised significant policy issues when the company receiving the proposal was the subject of such investigations or allegations. See, *e.g., Beazer Homes USA, Inc.* (November 30, 2007) (proposal requesting board prepare a report evaluating the company's mortgage practices when the company was the subject of several regulatory, federal, SEC and internal investigations relating to its mortgage origination business).

Here, the Company admits it is the subject of a substantial number of such investigations and allegations. See pages 5-6 of the Company's May 28, 2009 letter. In fact, the Company is currently defending approximately 50 class action lawsuits – nearly half of which have seen the plaintiffs certified as a class – pertaining to its alleged misclassification of employees, and faces potential losses of over $1 billion in damages. Moreover, the Company is currently subject to approximately 40 state regulatory actions concerning tax and related compliance issues stemming from its alleged misclassification of employees, and a recent IRS audit tentatively concluded that the Company's FedEx Ground drivers had been misclassified as independent contractors rather than as employees. *Bloomberg* has reported that the Company's liability for unpaid payroll tax could reach $2.5 billion.

In short, the Company is subject to multiple high-profile investigations and allegations concerning alleged misclassification of employees, and consequently this case is readily distinguishable from *Lowe's*. Under the principles laid out in *Beazer Homes*, the Commission should dismiss the Company's request for no-action relief.

The Proposal Does Not In Any Way Relate to a Personal Claim Or Grievance

The Company's other argument for exclusion is that the proposal "relates to the redress of a personal claim or grievance against the company or any other person."

This argument is based on the fact that the Proponent is an investment fund available only to the pension plans of the International Union of Bricklayers and Allied Craftworkers and that in June, 2008, the Western Pennsylvania Bricklayers Pension Fund ("WPBPF") filed a shareholder derivative lawsuit against the Company, asserting various claims alleging misclassification of FedEx Ground's owner-operators as independent contractors.

In a leap that is more impressive for its length than its logic, the Company then concludes on page 6 of its May 28, 2009 letter: "The Proponent is therefore **effectively** involved in an ongoing lawsuit against us and our directors regarding the very issue raised by the Stockholder Proposal." (Emphasis supplied.)

This argument ignores the obvious legal status of the Proponent and the WPBPF--they are two completely separate legal entities and only the WPBPF is a party to the litigation against the Company.

It also ignores the more subtle fact that that while all investors in the Proponent are benefit plans of the International Union of Bricklayers and Allied Craftworkers, not all benefit plans of the International Union of Bricklayers and Allied Craftworkers are investors in the Proponent. Attached hereto as Exhibit A is a letter dated June 9, 2008, from the Trustee of the Proponent establishing that the WPBFP invested in the Proponent on February 4, 2003, but terminated that investment on December 2, 2005. Thus any relationship between the Proponent and the WPBPF was severed two-and-half years before the WPBPF filed its litigation against the Company and nearly three-and-half years before Proponent filed the proposal.

Conclusion

For the foregoing reasons, the Proponent urges the Commission not to grant the Company the no action relief it seeks in its January 14, 2008 letter

As requested, the mailing address for the Trustee of the fund is:

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
Trustee of the Trowel Trades S&P 500 Index Fund
411 W. Lafayette MC 3431
Detroit, MI 48226

Please contact me with any questions. My direct line is 312-612-8452. My e-mail is Kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosures
cc: Robert T. Mollinet
FedEx Corporation
Corporate Vice President
Securities and Corporate Law
942 South Shady Grove Road
Memphis, TN 38120

June 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: FedEx Corporation—Omission of Stockholder Proposal Relating to Report on Compliance with Laws Governing Proper Classification of Employees and Independent Contractors

Ladies and Gentlemen:

The purpose of this letter is to respond to the claim in FedEx's letter of May 28, 2009 seeking a no action letter to exclude the shareholder proposal file by the Trowel Trades S&P 500 Index Fund (the "Fund") on the grounds that the Fund is "effectively involved in an ongoing lawsuit" against FedEx because such a lawsuit has been filed by the Western Pennsylvania Bricklayers Pension Fund.

In our capacity as Trustee of the Fund we have checked our records and have found that the Western Pennsylvania Bricklayers Pension Fund invested in the Fund on February 4, 2003, and it terminated its investment in the Fund on December 2, 2005.

Sincerely,

Cheryl A. Derezinski

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Exhibit A

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
Email rtmolinet@fedex.com

FedEx® Corporation

<u>**VIA FEDEX EXPRESS**</u>

May 28, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to Report on Compliance with Laws Governing Proper Classification of Employees and Independent Contractors**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2009 annual meeting of its stockholders (the "2009 Proxy Materials") the stockholder proposal and supporting statement attached hereto as <u>Exhibit A</u> (the "Stockholder Proposal"), which was submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent").

We believe that the Stockholder Proposal may be excluded from our 2009 Proxy Materials because it:

- Deals with matters relating to our ordinary business operations (Rule 14a-8(i)(7)); and
- Relates to the redress of a personal claim or grievance against us and our directors (Rule 14a-8(i)(4)).

We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2009 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2009 Proxy Materials;

- enclosing six copies of this letter and its exhibit; and
- simultaneously providing a copy of this letter and its exhibit to the Proponent, thereby notifying the Proponent of our intention to exclude the Stockholder Proposal from our 2009 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal requests the preparation of a report on our compliance with the laws governing classification of employees and independent contractors, stating in relevant part:

> "RESOLVED: that the shareholders of FedEx Corp. (the "Company") urge the Board of Directors to establish an independent committee to prepare a report to shareholders concerning proper classification of employees and contractors. The report should discuss the compliance of both the Company and its contractors with state and federal laws governing proper classification of employees and independent contractors."

Analysis

I. The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations.

In a recent no-action letter involving substantially the same proposal submitted by the same proponent to another company, the Staff determined that the proposal was excludable under Rule 14a-8(i)(7), as relating to that company's ordinary business operations (*i.e.*, the conduct of its legal compliance program). *Lowe's Companies, Inc.* (Mar. 12, 2008)

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Securities and Exchange Commission (the "Commission") explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal:

> [C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity and the retention of suppliers.

1998 Release at 20. The second consideration is the degree to which the proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21 (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)).

We believe that the Stockholder Proposal is excludable from our 2009 Proxy Materials, as it was at Lowe's, because the subject matter of the report requested by the Stockholder Proposal is our compliance with laws governing the proper classification of our workforce, a matter that is fundamental to our management's ability to run the company on a day-to-day basis. Our compliance with the legal requirement to recognize the distinction between employees and independent contractors squarely affects the "management of the workforce" discussed in the above-referenced Release, including management's analysis and decisions on the recruitment, promotion and termination of that workforce and the associated costs. Moreover, as the Proponent emphasizes in its statement in support of the Stockholder Proposal, we are currently involved in numerous lawsuits and other proceedings involving the subject matter of the Stockholder Proposal — namely, whether the owner-operators of our subsidiary FedEx Ground should be treated as employees, rather than independent contractors. Thus, the Stockholder Proposal deals with another subject matter that falls directly within the scope of our day-to-day business operations, our litigation strategy. As discussed below, the Staff has consistently taken the position that a company's compliance with laws and litigation strategy are matters of ordinary business operations. Consequently, the Staff has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals regarding legal compliance and litigation issues.

A. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business.

The Stockholder Proposal requests the preparation of a report. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (Feb. 21, 2001); *The Mead Corp.* (Jan. 31, 2001); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Nike, Inc.* (July 10, 1997).

B. The subject matter of the requested report relates to our ordinary business operations — namely, our compliance with laws and our litigation strategy — so the Stockholder Proposal is excludable.

1. Compliance with Laws

The Stockholder Proposal requests a report on our compliance, and the compliance of our contractors, with state and federal laws governing proper classification of employees and independent contractors. The Staff has repeatedly recognized compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting board adopt policies to ensure the company and its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing the company's policies for preventing and handling illegal trespassing incidents); *Ford Motor Company* (Mar. 19, 2007) (proposal requesting appointment of independent legal advisory commission to investigate alleged violations of law); *The AES Corporation* (Jan. 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *ConocoPhillips* (Feb. 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (Feb. 15, 2006) (proposal requesting board report evaluating the company's compliance with federal proxy rules); and *Halliburton* (Jan. 9, 2006) (proposal requesting a report on policies and procedures to reduce or eliminate certain violations and investigations).

Our practices to ensure compliance with laws governing the classification of employees and independent contractors, including our determination of the appropriate means by which to comply with such laws, are fundamental elements of our management's responsibility for the day-to-day operation of our business. The proper classification of our employees and contractors is an integral part of our legal compliance program, and requires a detailed analysis of information known to management. This is precisely the type of matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Stockholder Proposal thus seeks to micro-manage this complex aspect of our day-to-day operations — our business relationships with our contractors. Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

2. Litigation Strategy

The Staff has repeatedly held that proposals related to a company's decision to defend itself in litigation, and its strategies for how it will conduct that litigation, are part of the company's ordinary business operations and that proposals related to such matters are excludable under Rule 14a-8(i)(7). *See, e.g., Merck & Co., Inc.* (Feb. 3, 2009) (proposal requesting that a pharmaceutical company take various actions, including an independent review of documents, relating to a pharmaceutical product that was subject to ongoing product liability litigation); *Reynolds American Inc.* (Mar. 7, 2007) (proposal requesting that a tobacco company provide certain information on the health hazards of secondhand smoke); and *AT&T Inc.* (Feb. 9, 2007) (proposal requesting that the board of directors of a telecommunications company issue a report on the company's disclosure of customer communications to certain governmental agencies, a practice that was being challenged as a violation of customer privacy rights in multiple pending lawsuits and other proceedings against the company).

As highlighted in the Proponent's supporting statement, the Proponent is well aware that our subsidiary FedEx Ground is a defendant in numerous lawsuits and other proceedings claiming that the company's owner-operators should be treated as employees, rather than independent contractors: the very subject matter of the report requested by the Stockholder Proposal. If implemented, the Stockholder Proposal would interfere with our litigation strategy and adversely affect our defense of this ongoing litigation — for example, by potentially revealing the mental impressions and analysis that form the basis of our publicly stated positions in the litigation, thereby affecting possible settlement outcomes. The Stockholder Proposal thus relates to our strategies in connection with this ongoing litigation and seeks to direct our management and Board of Directors on how it should handle the decisions in connection with managing such litigation. Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

II. The Stockholder Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against us and our directors.

Rule 14a-8(i)(4) states that a company may omit a stockholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person." In explaining the purpose of Rule 14a-8(i)(4), the Securities and Exchange Commission stated that submitting a proposal as a means to further a personal interest is an abuse of the stockholder proposal process, and "the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (October 14, 1982), at 41.

The Staff has consistently allowed the omission of stockholder proposals under Rule 14a-8(i)(4) where the proponent was involved in a lawsuit against the company. *See, e.g., Medical Information Technology, Inc.* (Mar. 3, 2009); *ConocoPhillips* (Mar. 7, 2008); and *General Electric Company* (Jan. 12, 2007).

The Proponent of the Stockholder Proposal is an investment fund available only to the pension plans of the International Union of Bricklayers and Allied Craftworks. In June 2008, one of those pension plans, the Western Pennsylvania Bricklayers Pension Fund, filed a shareholder derivative lawsuit against us and our directors, asserting various claims in connection with our classification of FedEx Ground's owner-operators as independent contractors — the subject matter of the report requested by the Stockholder Proposal. That lawsuit was consolidated with an identical lawsuit brought by the Plumbers and Pipefitters Local 51 Pension Fund, and the consolidated lawsuit is still pending. The Proponent is therefore effectively involved in an ongoing lawsuit against us and our directors regarding the very issue raised by the Stockholder Proposal. The supporting statement includes references to legal action on the subject, noting that "our company has already been targeted with multiple lawsuits and received a spate of negative publicity," and lawsuits regarding the classification of "delivery drivers" have been settled and are still pending. Elsewhere, the supporting statement again indicates that the focus is on the "proper classification of its delivery and pickup drivers," which is the subject matter of the lawsuit brought by an affiliate of the Proponent. The Stockholder Proposal is clearly an effort by the Proponent to further the goals of this lawsuit and thus reflects an attempt by the Proponent to use the federal proxy rules to redress a personal claim or grievance. Accordingly, the Stockholder Proposal is excludable under Rule 14a-8(i)(4).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2009 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Robert T. Molinet

Attachments

cc: Trowel Trades S&P 500 Index Fund c/o
Jake McIntyre
Assistant to the Secretary-Treasurer
International Union of Bricklayers and Allied Craftworkers
620 F Street NW
Washington, DC 20004
Fax: 202-347-7339

[777704]

EXHIBIT A

Trowel Trades S&P 500 Index Fund

April 20, 2009

BY OVERNIGHT DELIVERY AND FAX
(901-818-7190)

Christine P. Richards, Executive Vice President, General Council and Secretary
FEDEX Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Richards:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of FEDEX Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Cheryl A. Derezinski

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: that the shareholders of FedEx Corp. (the "Company") urge the Board of Directors to establish an independent committee to prepare a report to shareholders concerning proper classification of employees and contractors. The report should discuss the compliance of both the Company and its contractors with state and federal laws governing proper classification of employees and independent contractors.

SUPPORTING STATEMENT

In our opinion, the misclassification of employees as independent contractors is a crisis of great concern to every corporation – especially our Company. When an employer treats a worker as an independent contractor rather than an employee – despite the fact that the employer controls and directs how the worker performs his or her work, and exercises financial control over the economic aspects of the worker's job – then the employer is misclassifying the worker.

Unfortunately, misclassification by unscrupulous companies creates an uneven playing field for enterprises that play by the rules, since misclassifying companies evade payment of Social Security, payroll taxes, and workers compensation premiums. And misclassification has a broader deleterious effect, as it undermines the finances of federal, state, and local governments. In fact, a federal government study of the effects of misclassification on government revealed that the federal government alone is improperly denied over $3.3 billion in tax revenue every year – and the revenue gap has almost certainly grown in the years since that survey was conducted. A more recent University of Missouri-Kansas City study of misclassification in Illinois showed that the misclassification crisis is becoming more serious every year, with a 55% increase in the misclassification rate from 2001-2005.

Because of the increasing attention to the misclassification crisis, state and federal legislators are introducing bills, such as the federal Taxpayer Responsibility, Accountability, and Consistency Act, which seek to crack down on rampant misclassification. These new bills are likely to result in increased penalties for misclassification, and will shine a brighter light on companies allegedly engaging in misclassification.

Our Company has already been targeted with multiple lawsuits and received a spate of negative publicity because of its alleged misclassification of delivery drivers. The Company paid $27 million to settle one of these lawsuits last December, and other suits – with millions, if not billions, of dollars in potential exposure – are still pending.

Consequently, we believe that it is more important than ever that the Company ensure that it and its contractors are in compliance with all laws governing proper employee classification. And we believe that it is particularly critical that the Company take steps to ensure that it is complying with laws governing proper classification of its delivery and pickup drivers. Failure to take action could result in financial loss and severe damage to our corporate reputation.

For all of these reasons, we urge shareholders to ask the Company to protect our long-term financial interests and our good name by establishing a committee to report to the Board on our Company's compliance with laws governing employee classification.